Exhibit B

CERTIFICATE OF SECRETARY

The undersigned, Joseph D. Glatt, Secretary and Chief Legal Officer of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc. (each, a “Fund” and collectively, the “Funds”), each an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), does hereby certify that the following resolutions were duly approved by each Fund’s board of directors (the “Board”), consisting of a majority of the directors who are not “interested persons” (as defined by the 1940 Act) of the Funds, on February 13, 2020:

RESOLVED, that each Fund shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $5 million, issued by National Union Fire Insurance Company of Pittsburgh, Pa. (AIG), against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Funds, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and be it

FURTHER RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Board based on such factors including, but not limited to, the amount of the Bond, the value of the assets of each Fund to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the types and terms of the arrangements made for the custody and safekeeping of each Fund’s assets, and the nature of the securities in each Fund’s portfolio; and be it

FURTHER RESOLVED, that the share of the premium to be allocated to each Fund and Apollo Credit Management, LLC (the “Adviser”) for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such bond had been purchased separately, be, and the same hereby is, approved by the Board, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of such other parties, the amount of the joint insured bond and its premium, the ratable allocation of the premium among the parties insured under the Bond, and the extent to which the share of the premium allocated to each Fund under the Bond is less than the premium that a Fund would have had to pay had it maintained a single insured bond; and be it

FURTHER RESOLVED, that the officers of each Fund be, and each of them hereby is, authorized to obtain the Bond and pay the premium therefore; and be it

FURTHER RESOLVED, that each Fund participate in the Bond under which benefits as well as costs of the Bond be allocated to the Adviser and each Fund on the terms discussed at this Meeting; and be it

FURTHER RESOLVED, that the agreement among each Fund and the Adviser providing that in the event that any recovery is received under the Bond as a result of a loss sustained by a Fund and also by any named insured, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1, is approved with such further changes therein as the officers of the Funds may determine to be necessary or desirable and proper with the advice of the Fund counsel, the execution of said joint fidelity bond agreement by such officers to be conclusive evidence of such determination; and be it

FURTHER RESOLVED, that the Secretary of the Funds be, and hereby is, designated as the party responsible for making the necessary filings and giving notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 20th day of April, 2020.

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary and Chief Legal Officer